Exhibit 5

January 28, 2009

Board of Directors

R.G. Barry Corporation

13405 Yarmouth Road NW

Pickerington, Ohio 43147

Re:	Offer Letter

Mill Road Capital L.P. (“Mill Road”) has been following R.G. Barry Corporation (“R.G. Barry” or the “Company”) for quite some time. We are highly impressed with the Company, its management team, and its Board of Directors. We currently own approximately 529,000 shares of the Company’s stock and are one of the largest shareholders of the Company.

Despite the Company’s many strengths, we think that the public market does not accord a high valuation to R.G. Barry because it is a small company in a very low growth market. Over the last several years we have seen few investment funds interested in investing in the Company. In fact, we believe the trading volume and market capitalization of R.G. Barry stock is so small that it will continue to preclude significant institutional interest in the Company. We are confident that if R.G. Barry were a private company today, it would be considered too small to “go public” at all. We further believe that by remaining public, R.G. Barry will be subject to continuous pressure to maximize short-term results at the expense of long-term return on invested capital, and will continue to incur regulatory costs and burdens disproportionate to the size of the Company. We think the terrific team at R.G. Barry will be better able to realize the Company’s full potential as a private entity.

Accordingly, Mill Road is pleased to submit this offer to acquire all the shares of the Company’s stock it does not currently own at a cash price of $7.00 to $7.75 per share. This represents a robust premium of 40% to 55% over the closing price of $4.99 as of January 27, 2009. Mill Road requires no outside financing to consummate a transaction and hence this offer contains no financing contingency. Due to our knowledge of the company, we believe the period required to complete our business, financial and legal due diligence should be brief and we are prepared to begin this period immediately.

Mill Road Capital is a Greenwich, Connecticut based investment firm focused exclusively on friendly investments in small publicly-traded companies. We manage capital for a prominent and highly respected group of limited partners including state pension funds, foundations, endowments and insurance companies. The investment professionals of Mill Road are largely former Blackstone Group professionals and we believe our experience enables us to complete transactions expeditiously.

You may contact me directly at (203) 987-3504. I look forward to discussing our proposal at your earliest convenience.

Sincerely,

Mill Road Capital L.P.

By:	Mill Road Capital GP LLC
Its General Partner

By:	/s/ Scott Scharfman
Scott Scharfman
Managing Director